Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

October 4, 2007

Pacific Asia China Energy Inc Updates Guizhou CBM Project

and Recent CBM Developments in China

Pacific Asia China Energy Inc. (“PACE or “the Company”) is pleased to update shareholders on its CBM pilot project at Guizhou in south-central China. In addition, the Company is greatly encouraged by recent new developments in the emerging CBM sector in China, as highlighted below.

Guizhou CBM Project:

At Guizhou, the Company is conducting a pilot production test comprising three vertical wells located in the Zhongyi  region of the Mayi block.  The Mayi block comprises 138 km2 within the overall  970 km2  Guizhou concession. The Company’s geological and engineering consultant, Sproule International of Calgary, in accordance with Policy NI 51-101 and the COGE Handbook,  estimates a “Most Likely Case volume of discovered CBM resources in place" at 5.2 TCF for targeted coal seams 17-1, 17-2, and 19, having an aggregate thickness of 9.2 m distributed over the Guizhou project area. (Source: Sproule International, “Study of the Discovered CBM Resources in the Baotian-Qingshan Property, Guizhou Province, People’s Republic of China, as of December 31, 2005) The pilot production test will enable the Company to more accurately estimate a gas resource, and model an expected production profile.

The first pilot well, ZY-04-1, was recently completed and logged. ZY-04-1 cored several target coal seams with accompanying desorption and coal quality testing. Total coal thickness is 23.2 m in 6 seams thicker than 1 m (range 1.9 to 6.6 m) at depths from 557 m to 809 m.  Average gas content in 12 fully-desorbed samples from 6 seams is 320 scf/t (as-received basis).  Three samples continue desorbing. Initial results from the ZY-04-1 well are consistent with results obtained in the 2006 exploration program when 6 fully-cored slim holes were completed and tested in the Zhongyi and Mayi areas. Drilling, logging and cementing have been completed at the ZY-04-2 well to a depth of 851m. The third well, ZY-04-3 will begin drilling within a few days. On completion of the third well, target seams will be selected for fracc stimulation and production testing which is expected to take place by late November.

As part of the exploration planned for 2007-2008, a three hole core well program has recently begun in the Lohan region, located north of Mayi. Drilling is scheduled for completion during the final quarter of 2007. This program represents the first phase of exploration on the Lohan block. Data from this test program will enable the Company to evaluate the volume of coalbed methane gas (CBM) present, and help assess the commercial viability of extracting the gas. Key production factors including reservoir pressure, coal permeability, gas content and composition, and coal saturation will be evaluated. All coal seams will be cored with desorption and associated analyses.

Recent CBM Developments In China:

The Wall Street Journal (Hong Kong) recently ran a story (see Wall Street Journal Online, “Asian Coal-Bed Methane Brews As a Potential Hot Energy Play”, August 1, 2007) suggesting “that Coalbed methane in China could be shaping up as the next hot energy play”.  In recent months, prominent new participants like Arrow Energy of Australia and Zhongyu Gas Holding of Hong Kong have entered the CBM sector, the latter with significant international institutional backing. In addition, China's Ministry of Finance has proposed new policy initiatives designed to further encourage CBM development. PACE is watching these new developments with interest.

Dev Randhawa, Chairman & CEO commented, “PACE is very fortunate to have positioned itself as an early participant in the development of CBM in China. While CBM remains in the early stages, the Company is encouraged by planned government policy support initiatives introduced by the Ministry Of Finance that encourage the development and utilization of CBM gas. Coupled with the recent investments by prominent new players demonstrates the opportunity in this sector. While CBM exploration and development is being deferred in North America and many wells are being shut-in, this trend is clearly not the case in China.  PACE is continuing to execute its business plan and much progress is being made in advancing both our Guizhou CBM and PACE Mitchell Drilling business segments.”

The technical information in this news release was prepared on behalf of the Company by Dr. David Marchioni, PhD. P.Geol., of PetroLogic Services, a Calgary based geological consulting firm. Dr. Marchioni is the Qualified Person as defined by National Instrument 43-101/51-101, and is responsible for the supervision of the pilot test production program and the core well exploration program currently underway at PACE's Boatian-Qingshan CBM property in the Guizhou province of China.

Discovered Resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with estimated future recoverable portion classified as reserves and contingent resources respectively.

There is no certainty that it will be economically or technically viable to produce any portion of the reported discovered resource.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

"Devinder Randhawa"

Devinder Randhawa, Chairman & CEO

For Investor Relations:
Craig Christy

Ph: (250) 979-7028
TF: (877) 979-7028
info@pace-energy.com

www.pace-energy.com

THE  TSX VENTURE  EXCHANGE  HAS  NOT  REVIEWED  AND  DOES  NOT  ACCEPT  RESPONSIBILITY FOR  THE  ADEQUACY  OR  ACCURACY OF  THIS  NEWS  RELEASE.